                                                              Exhibit (a)(1)(AA)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------------
OMNICARE, INC.,                              :
                                             :
         Plaintiff,                          :
                                             :
         v.                                  :    C.A. No. 19800
                                             :
NCS HEALTHCARE, INC., JON H. OUTCALT,        :
KEVIN B. SHAW, BOAKE A. SELLS,               :
RICHARD L. OSBORNE, GENESIS HEALTH           :
VENTURES, INC., and GENEVA SUB, INC.,        :
                                             :
         Defendants.                         :
----------------------------------------------
                                                  Consolidated
IN RE NCS HEALTHCARE, INC.,                  :    C.A. No. 19786
SHAREHOLDERS LITIGATION                      :
----------------------------------------------

                 THE NCS DEFENDANTS' MEMORANDUM IN OPPOSITION TO
                 PLAINTIFF OMNICARE'S AND THE CLASS PLAINTIFFS'
                           MOTION FOR SUMMARY JUDGMENT

                                              SKADDEN, ARPS, SLATE,
                                                MEAGHER & FLOM LLP
                                              One Rodney Square
                                              P. O. Box 636
                                              Wilmington, Delaware  19899-0636
                                              (302) 651-3000
                                              Attorneys for the NCS Defendants
OF COUNSEL:

BENESCH, FRIEDLANDER, COPLAN
  & ARONOFF LLP
2300 BP Tower, 200 Public Square
Cleveland, Ohio  44114-2378
(216) 363-4500

DATED: October 17, 2002

                                TABLE OF CONTENTS

                                                                            PAGE

TABLE OF CASES AND AUTHORITIES.................................................i

PRELIMINARY STATEMENT..........................................................1

STATEMENT OF FACTS.............................................................4

ARGUMENT.......................................................................8

I.   LEGAL STANDARDS...........................................................8

II.  THE VOTING AGREEMENTS DO NOT CONSTITUTE
     A "TRANSFER" RESULTING IN "CONVERSION" UNDER
     SECTION 7 OF THE NCS CERTIFICATE..........................................9

     A.  The Voting Agreements Were Made "In Connection
         With" Genesis' Proxy Solicitation Of NCS Shares......................10

     B.  The Voting Agreements Do Not Represent A "Transfer
         Of Shares Of Class B Stock," As Required By Section 7(d)
         Of The NCS Certificate...............................................12

III. THE PURPOSE OF SECTION 7 OF THE NCS CERTIFICATE
     AND THE INTENT OF THE PARTIES TO THE VOTING
     AGREEMENTS WEIGH AGAINST A FINDING THAT
     CONVERSION OCCURRED......................................................15

IV.  TO THE EXTENT THAT THE COURT PERCEIVES
     AMBIGUITY IN THE NCS CERTIFICATE AND VOTING
     AGREEMENTS, SUMMARY JUDGMENT AT THIS
     STAGE IS IMPROPER........................................................17

CONCLUSION....................................................................21

                           TABLE OF CASES AUTHORITIES

CASES                                                                    PAGE(S)
-----                                                                    -------

Brown v. Ocean Drilling & Exploration Co.,
   403 A.2d 1114 (Del. 1979)...................................................8

In re Dairy Mart Convenience Stores, Inc.,
   C.A. No. 14713, 1999 WL 350473 (Del. Ch. May 24, 1999).....................20

DuPont v. Wilmington Trust Co.,
   35 A.2d 510 (Del. Ch. 1946).................................................9

Eagle Indus. v. DeVilbiss Health Care, Inc.,
   702 A.2d 1228 (Del. 1997)..............................................18, 19

Eliason v. Englehart,
   733 A.2d 944 (Del. 1999)...................................................13

Ellingwood v. Wolf's Head Oil Ref. Co.,
   38 A.2d 743 (Del. 1944).................................................9, 15

Frazer v. Worldwide Energy Corp.,
   C.A. No. 8822, 1990 WL 61192 (Del. Ch. May 3, 1990)........................20

Garrett v. Brown,
   C.A. Nos. 8423, 8427, 1986 WL 6708 (Del. Ch. June 13, 1986),
   aff'd mem., 511 A.2d 1044 (Del. 1986)..............................12, 16, 17

Gotham Partners L.P. v. Hallwood Realty Partners, L.P.,
   C.A. No. 15754, 2000 WL 1476663 (Del. Ch. Sept. 27, 2000)..................19

Haft v. Haft,
   671 A.2d 413 (Del. Ch. 1995)...............................................13

Harrah's Entm't, Inc. v. JCC Holding Co.,
   C.A. No. 19479, 2002 WL 1164435 (Del. Ch. May 31, 2002).............8, 18, 19

Lacos Land Co. v. Arden Group, Inc.,
   517 A.2d 271 (Del. Ch. 1986)...............................................15

McIlquham v. Feste,
   C.A. No. 19042, 2002 WL 244859 (Del. Ch. Feb. 13, 2002).....................8

Rhone-Poulenc Basic Chem. Co. v. American Motorists Ins. Co.,
   616A.2d 1192(De1.1996).....................................................18

Superwire.Com, Inc. v. Hampton,
   C.A. No. 19316, 2002 WL 453929 (Del. Ch. Mar. 18, 2002).................9, 15

Waggoner v. Laster,
   581 A.2d 1127 (Del. 1990)...................................................8

Williams v. Geier,
   671 A.2d 1368 (De1. 1996)................................................4, 8

AUTHORITIES

Delaware Court of Chancery Rule 56(c)..........................................8

6 Del. C. 'SS' 8-104..........................................................14

6 Del. C. 'SS' 8-301..........................................................14

8 De1.C. 'SS' 151(a)..........................................................15

                              PRELIMINARY STATEMENT

          This litigation arises out of Omnicare's continuing attempts to thwart a merger between NCS and defendant Genesis Health Ventures, Inc. ("Genesis") (the "Genesis Merger"). The Genesis Merger was the end-result of a more than two-year process conducted by NCS analyzing various restructuring alternatives. Throughout that time, the NCS Board was faced with managing a company in default on its debt - consisting of senior, subordinated and trade debt of approximately $350 million - with fiduciary duties to both shareholders and creditors. Under the terms of the Genesis Merger, all of NCS's obligations to debt holders are completely satisfied, and substantial provisions are made for equity.

          Part of the two-year process also involved failed discussions with Omnicare about three proposals Omnicare made to purchase NCS's assets under
Section 363 of the United States Bankruptcy Code at prices that did not represent fair value. Not once in those discussions did Omnicare make a proposal that would have resulted in recovery for NCS shareholders. Late in the business day on July 26, 2002 - after not communicating directly with NCS for almost five months - Omnicare sent NCS a highly conditional indication of interest in acquiring NCS at $3.00 per share in cash. Among other things, Omnicare's indication of interest was conditioned upon expedited due diligence of NCS, despite Omnicare having had the opportunity to perform substantial due diligence review during their earlier failed negotiations with NCS.

          Thus, on July 28, 2002, the NCS Board was faced with a choice: execute the firm Genesis offer providing recovery for all NCS stakeholders (and which, according to Genesis, would have been taken off the table if not accepted by midnight on July 28), or roll the dice on Omnicare's belated "offer to negotiate" and risk losing any recovery for NCS stakeholders. The NCS Board made the right decision for all of its constituencies and chose the option providing guaranteed recovery for all NCS stakeholders by approving the Genesis Merger.

          In this motion for summary judgment, Omnicare relies on a convoluted and incomplete reading of NCS's Amended and Restated Certificate of Incorporation (the "NCS Certificate") and the voting agreements (the "Voting Agreements") required by Genesis as a condition to entering into the merger agreement providing for the Genesis Merger (the "Genesis Merger Agreement"). Omnicare erroneously claims that by entering into the Voting Agreements, which provided Genesis with an irrevocable proxy in connection with their efforts to solicit votes in favor of the Genesis Merger, Messrs. Outcalt and Shaw (who control approximately 65% of NCS's voting power) unintentionally "transferred" and "converted" their shares of Class B stock (having 10 votes per share) into Class A stock (having 1 vote per share) under Section 7 of the NCS Certificate.

          Omnicare, however, ignores the plain language of Section 7(c)(5) of the NCS Certificate which makes clear that (as here) proxies granted in connection with a solicitation of proxies do not constitute a "transfer" under the NCS Certificate. Further, under the express language of the NCS Certificate, Class B stock is "converted" only when the Class B shares are actually transferred, and not merely when an interest in those shares is transferred.

          Omnicare's argument also disregards the clear intent of the "transfer" and "conversion" provisions of the NCS Certificate, which is to prevent a Class B stockholder from transferring control of NCS to certain categories of persons without board approval. The NCS Board is permitted under Sections 7(h) and 7(i) to interpret or, under certain circumstances, eliminate these restrictions. The Voting Agreements do not undermine that intent, as they were entered into as part of the ongoing efforts of the NCS Board and Independent Committee to obtain the highest possible consideration for all of NCS's constituencies, including Class A shareholders.

          As explained further below, Omnicare's motion for summary judgment must be denied.

                             STATEMENT OF FACTS(1)

          During negotiations with NCS, Genesis insisted that any proposal it made would be conditioned upon Outcalt and Shaw (who beneficially own approximately 65% of the voting power of NCS) entering into agreements to vote in favor of the Genesis proposal and against any competing proposal. (Schedule 14D-9 at 8, Exhibit A hereto) Outcalt owns 202,063 shares of Class A stock and 3,476,086 shares of Class B stock. (Outcalt Voting Agreement Ex. A, Exhibit B hereto) Shaw owns 28,905 shares of Class A stock and 1,141,134 shares of Class B stock. (Shaw Voting Agreement Ex. A) Under the NCS Certificate, each outstanding share of Class A stock entitles the record holder to exercise one vote per share (Certificate 'SS' 2(a), Exhibit C hereto), and each outstanding share of Class B stock entitles the record holder to exercise ten votes per share. (Certificate 'SS' 2(b))

          On July 28, 2002, shortly after the NCS Board approved the Genesis Merger, Outcalt and Shaw entered into the Voting Agreements. (Voting Agreements at 1) Under those agreements, Outcalt and Shaw agreed to vote, or cause to be voted, all of the shares (both Class A and Class B) owned by them: (1) in favor of the Genesis Merger and against a competing transaction; (2) against any proposal in opposition to or in competition with the Genesis Merger; and (3) against other narrowly defined transactions (i.e., liquidation of NCS or declaration of an extraordinary dividend). (Voting Agreements 'SS' 2(b)) To this end, Outcalt and Shaw granted irrevocable proxies to Genesis

----------
(1) The following statement of facts is based on the discovery to date in this action, which is far from complete. For purposes of Omnicare's motion, the Court must view the evidence and all reasonable inferences that may be drawn therefrom in the light most favorable to NCS, the non-moving party. See Williams v. Geier, 671 A.2d 1368, 1375 (Del. 1996). The NCS Defendants reject Omnicare's statement of "facts," which consist principally of the unsupported allegations underlying their fiduciary duty claims -- claims which are not at issue in this motion.

to vote their shares in favor of the Genesis Merger and against certain competing transactions. (Voting Agreements 'SS' 2(c)) Finally, Outcalt and Shaw agreed not to "transfer" any of their NCS shares prior to the effective date of the Genesis Merger.(2) (Voting Agreements 'SS' 2(a))

          In drafting the Voting Agreements, the parties clearly intended that Outcalt and Shaw would cast their votes in favor of the Genesis Merger. Indeed, without such a pledge, Genesis would not have executed the Genesis Merger Agreement providing recovery to all of NCS's stakeholders. Accordingly, the parties did not intend to invoke the "transfer" and "conversion" provisions of the NCS Certificate when they entered into the Voting Agreements. The "transfer" provision of the NCS Certificate (Section 7(a)) provides that:

          [N]o person holding any shares of Class B Common Stock may transfer, and the Corporation shall not register the transfer of, such shares of Class B Common Stock or any interest therein, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a "Permitted Transferee"(3) of such person.

(Certificate 'SS' 7(a)) (emphasis added)

The "conversion" provision of the NCS Certificate (Section 7(d)) provides that:

          Any purported transfer of shares of Class B Common Stock other than to a Permitted Transferee shall automatically, without any further act or deed on the part of the Corporation or any other person, result in the conversion of such shares into shares of Class A Common Stock on a share-for-share basis, effective on the date of such purported transfer. The Corporation may, as a condition to transfer or registration of transfer of shares of Class B Common

----------
(2) As set forth more fully below, had the parties to the Voting Agreements considered those agreements as effectively "transferring" the shares to Genesis, they would not have included specific provisions preventing Outcalt and Shaw from transferring their shares.

(3) The NCS Defendants agree that Genesis was not a "Permitted Transferee" as that term is defined under Sections 7(a)(1) - (a)(7) of the NCS Certificate.

          Stock to a purported Permitted Transferee, require that the record holder establish to the satisfaction of the Corporation, by filing with the Corporation or the transfer agent an appropriate affidavit or certificate or such other proof as the Corporation may deem necessary, that such transferee is a Permitted Transferee.

(Certificate 'SS' 7(d)) (emphasis added) Notably, the conversion of Class B stock under the express terms of Section 7(d) takes place only upon a "transfer of shares," and not upon a transfer of an interest in those shares. (Certificate 7(d))

          The NCS Certificate also expressly provides that the giving of a proxy in connection with a solicitation of proxies does not constitute a transfer of Class B stock. Specifically, the NCS Certificate states that:

          The giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934 (or any successor provision thereof) and the rules and regulations promulgated thereunder shall not be deemed to constitute the transfer of an interest in the shares of Class B Common Stock which are the subject of such proxy.

(Certificate 'SS' 7(c)(5)) (emphasis added) This broad exception, which applies only to Class B shares, is triggered when a proxy is given "in connection with" a public proxy solicitation, and is not merely limited to a proxy given "pursuant to" such a solicitation. The exception clearly acknowledges the reality that Class B stockholders, whose stock is not publicly traded, may provide proxies "in connection with" a public solicitation of the Class A shares regulated by Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The obvious intent of the exception is to apply to situations like here, where the Class A shares will be publicly solicited, since the section applies only to Class B stockholders, who would not otherwise be the subject of a public solicitation of proxies. Thus, there can be no question that such a solicitation is intended and required by the Genesis Merger Agreement.

                                    ARGUMENT

I.   LEGAL STANDARDS

          Summary judgment may be granted only if there exists no genuine dispute of material fact and the moving party is entitled to judgment as a matter of law. See Del. Ch. Ct. R. 56(c); Williams v. Geier, 671 A.2d 1368, 1375 (Del. 1996). As the movant, Omnicare "has the burden to prove clearly the absence of any genuine issue of fact, and any doubt should be resolved against him." Brown v. Ocean Drilling & Exploration Co., 403 A.2d 1114, 1115 (Del.
1979). Moreover, the Court must view the evidence and all reasonable inferences that may be drawn therefrom in the light most favorable to the NCS Defendants as the non-moving parties. See, e.g., Williams, 671 A.2d at 1375-76.

          In interpreting a corporate instrument such as a certificate of incorporation, Delaware courts apply principles of contract law. See, e.g., Waggoner v. Laster, 581 A.2d 1127, 1134 (Del. 1990) ("A certificate of incorporation is viewed as a contract among shareholders, and general rules of contract interpretation apply to its terms."); Harrah's Entm't, Inc. v. JCC Holding Co., C.A. No. 19479, 2002 WL 1164435, at *13 (Del. Ch. May 31, 2002)
("In general terms, corporate instruments such as charters or bylaws are interpreted in the same manner as other contracts.").

          Where the language of a corporate instrument is plain and clear (as the NCS Certificate is here), "the Court will not resort to extrinsic evidence in order to aid in interpretation, but will enforce the contract in accordance with the plain meaning of its terms." McIlquham v. Feste, C.A. No. 19042, 2002 WL 244859, at *5 (Del. Ch. Feb. 13, 2002); see also Eagle Indus. v. DeVilbiss Health Care, Inc., 702 A.2d 1228, 1233 (Del.

1997); Harrah's Entm't, 2002 WL 1164435, at *13. When interpreting a particular provision of a certificate, "the instrument should be considered in its entirety, and all of the language reviewed together in order to determine the meaning intended to be given to any portion of it." See Superwire.Com, Inc. v. Hampton, C.A. No. 19316, 2002 WL 453929, at *5 (Del. Ch. Mar. 18, 2002) (quoting
Ellingwood v. Wolfs Head Oil Ref. Co., 38 A.2d 743, 747 (Del. 1944)). Contracts should be construed to give effect to the intent of the parties. See DuPont v. Wilmington Trust Co., 45 A.2d 510, 520 (Del. Ch. 1946).

II. THE VOTING AGREEMENTS DO NOT CONSTITUTE A "TRANSFER" RESULTING IN "CONVERSION" UNDER SECTION 7 OF THE NCS CERTIFICATE

          Essentially, Omnicare argues that the Voting Agreements have triggered the "transfer" and "conversion" provisions of the NCS Certificate because Genesis was not a "Permitted Transferee" as that term is defined under Section 7(a)(1). Whether or not Genesis was a Permitted Transferee ultimately makes no difference, however, because that erroneously presupposes a "transfer of shares" has occurred.

          Under the Voting Agreements, Outcalt and Shaw agreed: (1) to vote their NCS shares in favor of the Genesis Merger, against a competing transaction and against other narrowly defined transactions (Voting Agreements 'SS'
2(b)); (2) to grant irrevocable proxies to Genesis to vote in favor of the Genesis Merger, against a competing transactions and against other narrowly defined transactions (Voting Agreements 'SS' 2(c)); (3) not to solicit competing offers for NCS (Voting Agreements 'SS' 2(d)); and (4) not to transfer their shares or any interest, "including but not limited to any right or power to vote," prior to consummation of the proposed Genesis Merger. (Voting Agreements 'SS' 2(a))

          None of these provisions amount to a "transfer" under the express terms of the NCS Certificate. First, Outcalt and Shaw granted irrevocable proxies to Genesis in connection with Genesis' proxy solicitation in support of the Genesis Merger. Under Section 7(c)(5) of the NCS Certificate (which Omnicare ignores in its opening brief), proxies given "in connection with a solicitation of proxies subject to the provisions of Section 14 of the Exchange Act are expressly deemed not to be a transfer under Section 7(a). (Certificate 'SS' 7(c)(5)) Second, Outcalt and Shaw, as a practical matter, retained possession of their shares, and merely agreed to limit their discretion in voting on certain issues and granted Genesis voting rights under specific, narrowly defined circumstances. Thus, no "transfer of shares" occurred that would trigger the conversion provision of the NCS Certificate. (Certificate 'SS' 7(d))

     A. The Voting Agreements Were Made "In Connection With" Genesis' Proxy Solicitation Of NCS Shares.

          Omnicare expends considerable effort arguing that Genesis is not a "Permitted Transferee" under Section 7(a) of the NCS Certificate, which the NCS Defendants do not dispute. Critically, however, Omnicare ignores Section 7(c)(5) of the NCS Certificate, which provides that proxies granted "in connection with" a solicitation of proxies pursuant to federal proxy rules do not constitute a transfer under Section 7(a). Specifically, Section 7(c)(5) states that:

          The giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934 (or any successor provision thereof) and the rules and regulations promulgated thereunder shall not be deemed to constitute the transfer of an interest in the shares of Class B Common Stock which are the subject of such proxy.

(Certificate 'SS' 7(c)(5)) (emphasis added)

          Pursuant to Section 2(c) of the Voting Agreements, Outcalt and Shaw granted irrevocable proxies allowing Genesis to vote their shares in favor of the Genesis Merger. Outcalt and Shaw entered into those Voting Agreements to facilitate Genesis' solicitation of proxies from NCS stockholders for purposes of effectuating the Genesis Merger. As a result, Outcalt and Shaw did not, under the plain language of Section 7(c)(5), "transfer" their shares.

          Of course, the Class B shares owned by Outcalt and Shaw are not directly subject to the Exchange Act because (unlike Class A shares) they are not publicly traded. However, the only reasonable way to construe Section 7(d) -- which applies only to shares of Class B stock -- is to read that provision to encompass circumstances such as here, where Class B stockholders grant proxies "in connection with" a solicitation of Class A shares. Indeed, narrowly construing Section 7(d) to cover only proxies of Class B shares given "pursuant to" a solicitation under Section 14 of the Exchange Act would not only re-write the plain language of Section 7(d), but would also render that provision utterly meaningless, because such a solicitation of Class B shares would never take place.

          Here, Outcalt and Shaw clearly granted their proxies in connection with Genesis' solicitation efforts of Class A shares, as the express purpose of the Voting Agreements was to facilitate the Genesis Merger and Genesis' solicitation efforts of Class A shares in furtherance of the Genesis Merger. (Voting Agreements at 1) ("Whereas, in order to induce the Parent to enter into the Merger Agreement, the stockholder is prepared, subject to the terms and conditions of this Agreement, to agree to and be bound by the obligations and restrictions contained herein.").

          Thus, Omnicare's motion for summary judgment should be denied.

     B. The Voting Agreements Do Not Represent A "Transfer Of Shares Of Class B Stock," As Required By Section 7(d) Of The NCS Certificate.

          It is also clear from the plain language of the Voting Agreements that Outcalt and Shaw did not transfer their shares of Class B stock to Genesis. Under Section 2(b) of the Voting Agreements, Outcalt and Shaw merely agreed to vote their NCS shares in favor of the Genesis Merger, against any competing transaction and against other narrowly defined transactions. Such a limitation of their voting rights is not a "transfer of shares" as envisioned under Section 7(d) of the NCS Certificate. See, e.g., Garrets v. Brown, C.A. Nos. 8423, 8427, 1986 WL 6708 (Del. Ch. June 13, 1986) (pledge to vote shares a certain way was held not to be a "transfer" of restricted shares, and did not limit shareholders' freedom in voting shares the way they saw fit), aff'd mem., 511 A.2d 1044 (Del. 1986).

          Section 7(d) provides that "[a]ny purported transfer of shares of Class B Common Stock other than to a Permitted Transferee shall automatically
.... result in the conversion of such shares into shares of Class A Common Stock
....." (Certificate 'SS' 7(d)) (emphasis added) The plain language of Section
7(d) provides that conversion will occur only upon a transfer of shares, not the transfer of an interest in those shares. This is supported by reading the NCS Certificate in its entirety, which distinguishes in a number of places between a "transfer of shares" and a "transfer of interest" in shares. Compare NCS Certificate 'SS' 7(d) (making "[a]ny purported transfer of shares of Class B

Common Stock" result in automatic conversion of such shares into Class A shares) (emphasis added) with NCS Certificate 'SS' 7(a) (prohibiting "transfer of, such shares of Class B Common Stock or any interest therein"); NCS Certificate 'SS' 7(c)(5) (stating that granting of proxy in connection with proxy solicitation "shall not be deemed to constitute the transfer of an interest in the shares of Class B Common Stock").

          Here, the plain language of Section 2(c) of the Voting Agreements clearly shows that Outcalt and Shaw transferred, at most, only some of their voting power to Genesis -- not the shares themselves. See Haft v. Haft, 671 A.2d 413, 417 (Del. Ch. 1995) ("A proxy is, of course, a means temporarily to split the power to vote from the residual ownership claim of the stockholder."). It is well established that a proxy only "split[s] the power to vote from the residual ownership claim of the stockholder." Haft, 671 A.2d at 421; Eliason v. Englehart, 733 A.2d 944, 946 (Del. 1999) ("A proxy is evidence of an agent's authority to vote shares owned by another.") (emphasis added). Indeed, Outcalt and Shaw did not (as Omnicare contends) transfer all of their voting power to Genesis by virtue of their proxies (Omnicare Brief at 14). Rather, Outcalt and Shaw retained voting power for transactions and issues unrelated to the Genesis Merger, such as decisions relating to NCS's business operations on an ongoing basis. (Voting Agreements 'SS' 2(b))

          Omnicare's argument that the phrase "transfer of shares" used in
Section 7(d) includes a transfer of interest in those shares (Omnicare Brief at 12-13) is undermined by the Delaware Uniform Commercial Code's explanation of when a transfer of securities has occurred. Under the Delaware UCC, a transfer of shares is not effective, and the transferee gains no rights in those shares, until the shares have actually been delivered to the transferee. See 6 Del. C. 'SS''SS' 8-104, 8-301. Here, Omnicare has not shown (nor can it) that Outcalt and Shaw have delivered their shares of Class B stock to Genesis. Indeed, Omnicare admits that "the ultimate transfer" of the shares could take place only upon consummation of the Genesis Merger.(4) (Omnicare Brief at 14) Since the "conversion" provision operates only as of "the date of such purported transfer" or delivery, the requisite transfer necessary to trigger Section 7(d) here could take place only upon consummation of the Genesis Merger.

          Finally, Omnicare's contention that Outcalt and Shaw transferred "all but the physical possession" of their Class B shares to Genesis is a non-starter in light of Section 2(a) of the Voting Agreements. (Omnicare Brief at 13) When interpreting a contract or certificate of incorporation, the Court should consider the entire instrument and all of its language to determine the meaning of a specific provision. See Ellingwood, 38 A.2d at 747; Superwire.Com., 2002 WL 453929, at *5. Even Omnicare agrees that Section 2(a) limits Outcalt and Shaw's ability to transfer their NCS shares. (Voting

----------
(4) Indeed, this admission exposes the logical inconsistency of Omnicare's argument. Omnicare argues that the Voting Agreements effected a "transfer" of shares here because Outcalt and Shaw "effectively gave up all existing and future interests in their Class B Shares ...." (Omnicare Brief at 14), and did so because the Voting Agreements made the merger with Genesis and attendant (real) transfer of shares "a foregone conclusion." Id. If, however, Omnicare's Motion for Summary Judgment is granted, the Genesis Merger is no longer "a foregone conclusion". (See Omnicare Brief at 9). If NCS stockholders do not approve the Genesis Merger, Outcalt and Shaw would retain ownership of their shares, having never transferred the shares in the first place. And if Outcalt and Shaw retain "all existing and future interests" in their shares if NCS's merger with Genesis were terminated, then the premise for Omnicare's argument is false.

Agreements 'SS' 2(a)) If Outcalt and Shaw had actually transferred ownership of their Class B shares to Genesis under the Voting Agreements, then there would have been no need for the Section 2(a) restrictions on Outcalt and Shaw's ability to transfer their NCS shares. Such a strained interpretation of the Voting Agreements renders Section 2(a) completely meaningless. After all, why bother limiting someone's ability to transfer his or her stock if the stock has already been transferred?

          Thus, Omnicare's motion for summary judgment should be denied.

III. THE PURPOSE OF SECTION 7 OF THE NCS CERTIFICATE AND THE INTENT OF THE PARTIES TO THE VOTING AGREEMENTS WEIGH AGAINST A FINDING THAT CONVERSION OCCURRED

          Omnicare's reliance upon law review articles and dicta to support its interpretation of the NCS Certificate is misplaced (Omnicare Brief at 10-11). Dual class capitalization is not uncommon and is expressly authorized by Delaware law. 8 Del. C. 'SS' 151(a). See also Locos Land Co. v. Arden Grow, Inc. 517 A.2d 271, 275 (Del. Ch. 1986) (describing "dual common stock structure with one class exercising effective control" as not novel). Omnicare offers no valid reason as to why the Court should draw a negative inference by virtue of NCS's dual class capital structure.

          Further, Omnicare's narrow interpretation of the purpose of Section 7(a) of the NCS Certificate (Omnicare Brief at 11) is belied by the plain language of that provision.(5) The purpose of Section 7(a) of the NCS Certificate was to protect existing NCS Class A stockholders from a Class B stockholder transferring control of NCS to

----------
(5) Indeed, Omnicare's hypothesizing on the intent of the parties in drafting these sections without reference to any record evidence indicates that summary judgment is improper. See infra Section IV.


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

certain categories of persons without board approval. See Certificate 'SS'
7(a) (limiting transfer of Class B shares to permitted transferees); Garrett, 1986 WL 6708, at *9 (deciding intention of anti-transfer clause reading "none of the Shareholders or their legal representatives shall Transfer any shares of the Common Stock or any right, title and interest therein or thereto" was to protect parties from transfers to outsiders). The NCS Board is permitted under Sections 7(h) and 7(i) to interpret or, under certain circumstances, eliminate these restrictions. The Voting Agreements are simply not what the drafters of the NCS Certificate had in mind when placing restrictions upon the transfer of Class B shares. The NCS Board and Independent Committee negotiated vigorously with Genesis for almost six months to obtain the best transaction possible for all NCS stakeholders, including Class A stockholders. As part of this overall negotiation process, and at the request of Genesis, Outcalt and Shaw entered into the Voting Agreements -- with the specific approval of the NCS Board -- and granted proxies to Genesis.(6)

----------
(6) Notably, Genesis, the proponent and drafter of the Voting Agreements, did not seek a representation in the Voting Agreements that 65% of the voting power of NCS's outstanding stock would be voted to approve the Genesis Merger Agreement. Nowhere in the Voting Agreements do Outcalt, Shaw or NCS make that representation. In the Genesis Merger Agreement, NCS did represent that Outcalt and Shaw held a majority of the voting power of NCS stock as of that date. (Genesis Merger Agreement 'SS' 4.4, Exhibit D hereto) However, the Voting Agreements were not executed until after execution of the Genesis Merger Agreement. The consequences of the execution of the Voting Agreements are before the Court for determination here. Moreover, it is clear from Section 7(d) that a transfer of the Class B Stock to someone other than a Permitted Transferee is not unlawful or a "violation" of that provision. There are simply consequences to such a transfer, namely conversion of Class B shares to Class A shares. Accordingly, although Messrs. Outcalt and Shaw did not "transfer their Class B shares to Genesis here, it would not be unlawful or a violation of
     Section 7(d) if they had done so.

Accordingly, these Voting Agreements are not the sort of unilateral "transfer"
Section 7 was designed to prevent.

          Moreover, Omnicare's argument is belied by the intent of the parties to the Voting Agreements. Genesis insisted from the beginning of negotiations that it would not execute any agreement without having the assurance that Outcalt and Shaw would approve that agreement. Outcalt and Shaw understood this aspect of the bargain and agreed, by virtue of the Voting Agreements, to cast their voting power in favor of the Genesis Merger. Thus, it was in the best interests of all parties to the Voting Agreement to ensure that it involved the full voting power of Outcalt and Shaw, and their intentions in this regard cannot be ignored. See Garrett, 1986 WL 6708, at *10 (considering parties' intent in determining that pledge to vote shares in favor of future transactions was not a "transfer" of those shares).

          Thus, Omnicare's motion for summary judgment should be denied.

IV. TO THE EXTENT THAT THE COURT PERCEIVES AMBIGUITY IN THE NCS CERTIFICATE AND VOTING AGREEMENTS, SUMMARY JUDGMENT AT THIS STAGE IS IMPROPER

          In the alternative, should the Court determine that there is more than one plausible construction of the NCS Certificate and Voting Agreements and/or that the relevant language of those instruments is ambiguous, an issue of material fact would exist and summary judgment would be improper. See Eagle Indus. v. DeVilbiss Health Care, Inc., 702 A.2d 1228, 1231 (Del. 1997) (stating court is not bound by parties' claim that contractual provision was unambiguous and reversing Court of Chancery's granting of summary judgment because contractual provisions at issue were ambiguous).

          Once the Court determines that any of the provisions are ambiguous, it must consider relevant extrinsic evidence to determine the intent of the parties. See Eagle, 702 A.2d at 1233; Rhone-Poulenc Basic Chem. Co. v. American Motorists Ins. Co., 616 A.2d 1192, 1196 (Del. 1996). Relevant extrinsic evidence includes "the most reasonable meaning of the words used, when interpreted in the particular setting, including the course of negotiation and relevant commercial practices to which courts look in order to define contractual rights and duties." Harrah's Entm't, 2002 WL 1164435, at *16; see also Eagle Indus., 702 A.2d at 1233 ("In construing an ambiguous contractual provision, a court may consider evidence of prior agreements and communications of the parties as well as trade usage or course of dealing.").

          It is well established that a contractual provision is ambiguous if is "fairly susceptible of different interpretations or may have two or more meanings...." Eagle, 702 A.2d at 1232. Here, the meanings of the word "transfer"
or the phrase "giving of a proxy in connection with solicitations subject to the provisions of Section 14 of the Securities Exchange Act of 1934," are (arguably) subject to more than one reasonable interpretation. Given the extra emphasis courts place on provisions that affect voting rights, the Court should allow discovery to proceed on the intent of these provisions if it deems them ambiguous. See Harrah's Entm't, 2002 WL 1164435, at *16 (finding corporate charter provision limiting Harrah's right to elect directors was ambiguous, and resolving issue in favor of permitting Harrah's to exercise electoral rights as any other JCC shareholder).

          The Court may also refuse to grant summary judgment where it is unclear which of two or more contractual provisions apply. See, e.g., Gotham Partners, L.P. v. Hallwood Realty Partners, L.P., C.A. No. 15754, 2000 WL 1476663, at *9-*10 (Del. Ch. Sept. 27, 2000). Thus, further discovery may also be necessary to determine whether the broad limits placed on transfers in
Section 7(a) of the Certificate (which prohibits the transfer of Class B shares as well as "any interest therein") conflicts with Section 7(d) (which limits conversion of Class B shares only to the transfer of Class B shares). In Garrett, for example, the Court concluded that similar language was ambiguous, where a broad prohibition on transfers conflicted with a remedy limited to the purchase of shares. 1986 WL 6708, at *7.

          Further, if the Court does not find the intent of Section 7 clear from the plain language of that provision, the Court will be unable to determine the intent of the parties as to the Voting Agreements or the NCS Certificate without extrinsic evidence. Here, depositions have not even begun and there is likely to be testimony from people who drafted and consented to the relevant provisions in the Voting Agreements and the NCS Certificate. The Court should not foreclose the introduction of possibly probative evidence by granting Omnicare's premature motion for summary judgment. See In re Dairy Mart Convenience Stores, Inc., C.A. No. 14713, 1999 WL 350473, at *11 (Del. Ch. May 24, 1999) (summary judgment may be denied where "a more thorough development of the record would clarify the law or its application"); Frazer v. Worldwide Energy Corp., C.A. No. 8822, 1990 WL 61192, at *5 (Del. Ch. May 3, 1990) (summary judgment "is a treacherous shortcut," and "in cases posing a complex mosaic of factual issues and questions of law," waiting until trial may be appropriate).

          Thus, Omnicare's motion for summary judgment should be denied.

                                   CONCLUSION

          WHEREFORE, for all of the foregoing reasons and the authorities cited, the NCS Defendants respectfully request that the Court deny Omnicare's Motion for Summary Judgment.


                                              /s/ Edward B. Micheletti
                                              ----------------------------------
                                              Edward P. Welch
                                              Edward B. Micheletti
                                              Katherine J. Neikirk
                                              James A. Whitney
                                              SKADDEN, ARPS, SLATE,
                                                MEAGHER & FLOM LLP
                                              One Rodney Square
                                              P. O. Box 636
                                              Wilmington, Delaware  19899-0636
                                              (302) 651-3000
                                              Attorneys for the NCS Defendants

OF COUNSEL:

Mark A. Phillips
BENESCH, FRIEDLANDER, COPLAN
  & ARONOFF L,LP
2300 BP Tower, 200 Public Square
Cleveland, Ohio  44114-2378
(216) 363-4500

DATED:  October 17, 2002


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